                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.          )*
                                          ---------


                              ACE*COMM Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $0.01
-------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   00440410 9
             ------------------------------------------------------
                                 (CUSIP Number)



                                J. William Grimes
                           c/o BG Media Investors L.P.
                           777 3rd Avenue, 30th Floor
                               New York, NY 10017
                                (212) 421-0552


-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                December 5, 2003
  -----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ]


                         (Continued on following pages)
                              (Page 1 of 11 Pages)







--------------

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------     ------------------------------------
CUSIP NO. 00440410 9                                    PAGE 2 OF  11  PAGES
------------------------------------     ------------------------------------



                                  SCHEDULE 13D

----------------------------------------------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           BG Media Investors L.P.
----------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a)  [  ]
                                                                                                          (b)  [ x]

----------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


----------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO
----------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)


----------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
----------------------------------------------------------------------------------------------------------------------
                                  7       SOLE VOTING POWER

           NUMBER OF                      .-0-
                                  ------------------------------------------------------------------------------------

             SHARES               8       SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                      904,295
                                  ------------------------------------------------------------------------------------
              EACH                9       SOLE DISPOSITIVE POWER
           REPORTING
             PERSON                       -0-
                                  ------------------------------------------------------------------------------------
              WITH                10      SHARED DISPOSITIVE POWER

                                          904,295
-----------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           904,295
-----------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


-----------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.58%
-----------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           PN
-----------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

------------------------------------     ------------------------------------
CUSIP NO. 00440410 9                                    PAGE 3 OF  11  PAGES
------------------------------------     ------------------------------------




                                  SCHEDULE 13D

-----------------------------------------------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           BG Media Investors LLC
-----------------------------------------------------------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a)  [  ]
                                                                                                        (b)  [ x]

-----------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO
-----------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)

-----------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-----------------------------------------------------------------------------------------------------------------------
                                  7       SOLE VOTING POWER

           NUMBER OF                      -0-
                                  -------------------------------------------------------------------------------------
             SHARES               8       SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                      904,295
                                  -------------------------------------------------------------------------------------

              EACH                9       SOLE DISPOSITIVE POWER
           REPORTING
             PERSON                       -0-
                                  -------------------------------------------------------------------------------------
              WITH                10      SHARED DISPOSITIVE POWER

                                          904,295
-----------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           904,295
-----------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


-----------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.58%**
-----------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           OO
-----------------------------------------------------------------------------------------------------------------------

** Beneficial ownership of 904,295 of the Shares disclosed in this Statement on
Schedule 13D is disclaimed by BG Media Investors LLC and the filing of this report shall not be an admission that BG Media Investors LLC is the beneficial owner of these Shares for purposes of Section 13 or for any other purpose.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

------------------------------------     ------------------------------------
CUSIP NO. 00440410 9                                    PAGE 4 OF  11  PAGES
------------------------------------     ------------------------------------


                                  SCHEDULE 13D

-----------------------------------------------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           J. William Grimes
-----------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                        (a)  [  ]
                                                                                                    (b)  [ x]

-----------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO
-----------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)


-----------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-----------------------------------------------------------------------------------------------------------------------
                                  7       SOLE VOTING POWER

           NUMBER OF                      22,038
                                  -------------------------------------------------------------------------------------
             SHARES               8       SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                      904,295
                                  -------------------------------------------------------------------------------------
              EACH                9       SOLE DISPOSITIVE POWER
           REPORTING
             PERSON                       22,038
                                  -------------------------------------------------------------------------------------
              WITH                10      SHARED DISPOSITIVE POWER

                                          904,295
-----------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           926,333**
-----------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


-----------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.74%**
-----------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           IN
-----------------------------------------------------------------------------------------------------------------------


** Beneficial ownership of 904,295 of the Shares disclosed in this Statement on
Schedule 13D is disclaimed by Mr. Grimes and the filing of this report shall not be deemed an admission that Mr. Grimes is the beneficial owner of these Shares for purposes of Section 13 or for any other purpose.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

------------------------------------     ------------------------------------
CUSIP NO. 00440410 9                                    PAGE 5 OF  11  PAGES
------------------------------------     ------------------------------------



                                  SCHEDULE 13D

-----------------------------------------------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           John D. Backe
-----------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                 (a)  [  ]
                                                                                                             (b)  [ x]

-----------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO
-----------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)


-----------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-----------------------------------------------------------------------------------------------------------------------
                                  7       SOLE VOTING POWER

           NUMBER OF                      37,572
                                  -------------------------------------------------------------------------------------
             SHARES               8       SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                      904,295
                                  -------------------------------------------------------------------------------------
              EACH                9       SOLE DISPOSITIVE POWER
           REPORTING
             PERSON                       37,572
                                  -------------------------------------------------------------------------------------
              WITH                10      SHARED DISPOSITIVE POWER

                                          904,295
-----------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           941,867**
-----------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


-----------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.85%**
-----------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           IN
-----------------------------------------------------------------------------------------------------------------------


** Beneficial ownership of 904,295 of the Shares disclosed in this Statement on
Schedule 13D is disclaimed by Mr. Backe and the filing of this report shall not be deemed an admission that Mr. Backe is the beneficial owner of these Shares for purposes of Section 13 or for any other purpose.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

------------------------------------     ------------------------------------
CUSIP NO. 00440410 9                                    PAGE 6 OF  11  PAGES
------------------------------------     ------------------------------------


                                  SCHEDULE 13D

-----------------------------------------------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Ted Carroll
-----------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                (a)  [   ]
                                                                                                            (b)  [ x ]

-----------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO
-----------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)


-----------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-----------------------------------------------------------------------------------------------------------------------
                                  7       SOLE VOTING POWER

           NUMBER OF                      112
                                  -------------------------------------------------------------------------------------
             SHARES               8       SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                      904,295
                                  -------------------------------------------------------------------------------------
              EACH                9       SOLE DISPOSITIVE POWER
           REPORTING
             PERSON                       112
                                  -------------------------------------------------------------------------------------
              WITH                10      SHARED DISPOSITIVE POWER

                                          904,295
-----------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           904,407**
-----------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


-----------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.58%**
-----------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           IN
-----------------------------------------------------------------------------------------------------------------------


** Beneficial ownership of 904,295 of the shares disclosed in this Statement on
Schedule 13D is disclaimed by Mr. Carroll and the filing of this report shall not be deemed an admission that Mr. Carroll is the beneficial owner of these Shares for purposes of Section 13 or for any other purpose.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

------------------------------------     ------------------------------------
CUSIP NO. 00440410 9                                    PAGE 7 OF  11  PAGES
------------------------------------     ------------------------------------



Item 1.              Security and Issuer

                     This Schedule 13D relates to the common stock, par value $0.01 per share (the "Shares"), of ACE*COMM Corporation, a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at 704 Quince Orchard Road, Gaithersburg, MD 20878.


Item 2.              Identity and Background

                    (a) This Schedule 13D is being filed on behalf of (i) BG Media Investors L.P., a Delaware limited partnership ("BG LP"), (ii) BG Media Investors LLC, a New York limited liability company ("BG LLC"), (iii) J. William Grimes, (iv) John D. Backe and (v) Ted Carroll (collectively, the "Reporting Persons"). BG LLC is the general partner of BG LP. BG LP is the direct holder of 904,295 Shares. Mr. Grimes, Mr. Backe and Mr. Carroll are Members of BG LLC. BG LLC, Mr. Grimes, Mr. Backe and Mr. Carroll may be deemed to have beneficial ownership of the Shares held directly by BG LP.

                    (b) The principal business address of the Reporting Persons is c/o BG Media Investors L.P., 777 3rd Avenue, 30th Floor, New York, NY
10017.

                    (c) The principal business of BG LP and BG LLP is that of a private investment fund engaging in the purchase and sale of investments for its own account. Mr. Grimes, Mr. Backe and Mr. Carroll are Members of BG LLC.

                    (d) None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

                    (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                    (f) Each of Mr. Grimes, Mr. Backe and Mr. Carroll is a citizen of the United States.

Item 3.              Source and Amount of Funds or Other Consideration

                     The Shares owned by the Reporting Persons were received in connection with the acquisition by the Issuer of i3 Mobile, Inc. ("i3"). Pursuant to an Agreement and Plan of Merger, dated as of September 12, 2003, as amended (the "Merger Agreement"), by and among the Issuer, Ace Acquisition Corporation, a Delaware corporation and an indirect wholly owned subsidiary of the Issuer ("Merger Sub"), and i3, and subject to the conditions set forth therein, Merger Sub was merged with and into i3 Mobile (the "Merger"), with each share of i3 Mobile common stock, par value $0.01 per share, being converted into the right to receive approximately 0.1876 Shares. The Merger was completed on December 5, 2003 (the "Closing Date"). This description of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference to Exhibit 1.

Item 4.    Purpose of Transaction

                     As described above in Item 3, the Shares held by the Reporting Persons were acquired pursuant to the Merger. The Reporting Persons own the Shares for investment purposes. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire additional Shares. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to their investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction, by distribution to

------------------------------------     ------------------------------------
CUSIP NO. 00440410 9                                    PAGE 8 OF  11  PAGES
------------------------------------     ------------------------------------

their partners or by gift, all or a portion of the Shares which the Reporting Persons now beneficially own or may hereafter acquire.

                    The Merger Agreement provides that following the Merger, the Board of Directors of the Issuer will take all actions necessary in order to appoint to the Issuer's Board of Directors two individuals nominated by i3. Mr. Grimes will be one of these individuals appointed to the Issuer's Board of Directors.

                     Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to, or that would result in the acquisition or disposition by any person of additional securities of the Issuer, an extraordinary corporate transaction involving the Issuer, a sale or transfer of a material amount of the Issuer's assets, a change in the present Board of Directors or management of the Issuer, a change in the present capitalization or the dividend policy of the Issuer, any other material change in the Issuer's business or corporate structure, or a change in the Issuer's charter or bylaws or with respect to the delisting or deregistration of any of the Issuer's securities.

Item 5.      Interest in Securities of the Issuer

                     Based on information received from the Issuer, there are issued and outstanding 13,734,391 Shares as of the date hereof. BG LP has the shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of an aggregate of 904,295 Shares representing approximately 6.58% of the issued and outstanding Shares of the Issuer.

                     By virtue of BG LLC being the general partner of BG LP, BG LLC may be deemed to have shared power to dispose of or direct the disposition of and shared power to vote or direct the vote of an aggregate of 904,295 Shares representing 6.58% of the issued and outstanding Shares of the Issuer. Nothing in this Schedule 13D shall be deemed an admission that BG LLC is the beneficial owner of the Shares held by BG LP.

By virtue of Messrs. Grimes, Backe and Carroll being members of BG LLC, Messrs. Grimes, Backe and Carroll may be deemed to have shared power to dispose of or direct the disposition of and shared power to vote or direct the vote of an aggregate of 904,295 Shares representing 6.58% of the issued and outstanding Shares of the Issuer. Nothing in this Schedule 13D shall be deemed an admission that Messrs. Grimes, Backe or Carroll is the beneficial owner of the Shares held by BG LP.

                     (b)(1) Number of Shares as to which each of BG LP and BG LLC has:

                               i.         Sole power to vote or to direct the vote: 0

                               ii.        Shared power to vote or to direct the vote: 904,295

                               iii.       Sole power to dispose or to direct the disposal of: 0

                               iv.        Shared power to dispose or to direct the disposal of: 904,295

                     (b)(2)    Number of Shares as to which Mr. Grimes has:

                               i.         Sole power to vote or to direct the vote: 22,038

                               ii.        Shared power to vote or to direct the vote: 904,295

                               iii.       Sole power to dispose or to direct the disposal of: 22,038

                               iv.        Shared power to dispose or to direct the disposal of: 904,295

                     (b)(3)    Number of Shares as to which Mr. Backe has:

                               i.         Sole power to vote or to direct the vote: 37,572

                               ii.        Shared power to vote or to direct the vote: 904,295

                               iii.       Sole power to dispose or to direct the disposal of: 37,572

                               iv.        Shared power to dispose or to direct the disposal of: 904,295

                     (b)(4)    Number of Shares as to which Mr. Carroll has:

                               i.         Sole power to vote or to direct the vote: 112

                               ii.        Shared power to vote or to direct the vote: 904,295

                               iii.       Sole power to dispose or to direct the disposal of: 112

------------------------------------     ------------------------------------
CUSIP NO. 00440410 9                                    PAGE 9 OF  11  PAGES
------------------------------------     ------------------------------------


                               iv.        Shared power to dispose or to direct the disposal of: 904,295


                    (c) None of Reporting Persons has effected any transactions, other than those described herein, in the class of securities described herein during the past 60 days.

                    (d) No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Reporting Persons.

                    (e) The Reporting Persons remain the beneficial owner of more than five percent of the class of securities described herein.

Item 6.      Contracts, Arrangements, Understandings or
             Relationships with Respect to Securities of the Issuer

                    The BG LP Limited Partnership Agreement, dated as of May
29, 1998, provides that the general partner of BG LP shall have complete discretion to exercise any voting rights with respect to any securities of BG LP and to sell or otherwise dispose of such securities and to exercise any rights with respect to such securities.

                    The BG LLC Limited Liability Company Agreement, dated as of July 2, 1998, provides that the members of BG LLC shall have complete discretion to exercise any voting rights with respect to any securities of BG LLC and to sell or otherwise dispose of such securities and to exercise any rights, with respect to such securities. As of the date of this report, no member beneficially owns a majority of the voting rights in BG LLC. By virtue of Messrs. Grimes', Backe's and Carroll's respective positions as Members of BG LLC, Messrs. Grimes, Backe and Carroll may be deemed to have relationships with BG LLC resulting in the power to influence BG LLC with respect to its interest in BG LP, or with respect to the manner in which the Shares may be voted or disposed of.

                    Pursuant to the i3 Mobile, Inc. Affiliate Agreement (the "Affiliate Agreement"), certain of the Issuer's stockholders, including BG LP (collectively, the "Stockholders"), hold rights to cause the Issuer to register the sale of their Shares under the Securities Act of 1933. Specifically, subject to certain limitations, no later than 30 days from the Closing Date, the Issuer will cause a registration statement covering the resale by the Stockholders of the Shares issued to the Stockholders on the Closing Date, to be filed with the SEC under the Securities Act. Registration of these Shares under the Securities Act would result in these Shares becoming freely tradable without restriction under the Securities Act. This description of the i3 Affiliate Agreement is qualified in its entirety by reference to the copy of the Affiliate Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference to Exhibit 2.

Item 7.      Materials to be Filed as Exhibits

                    The Exhibit Index filed herewith is incorporated herein by reference.

Signatures

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.


Dated:  December 18, 2003



                                    BG MEDIA INVESTORS LLC,
                                    a New York limited liability company


                                    /s/ J. William Grimes
                                    -----------------------------------
                                    J. William Grimes
                                    Authorized Signatory



                                    BG MEDIA INVESTORS L.P.

                                    By:   BG Media Investors LLC, a New York
                                          limited liability company, its General
                                          Partner


                                    By: /s/ J. William Grimes
                                        ------------------------------
                                          J. William Grimes
                                          Authorized Signatory




                                    /s/ J. William Grimes
                                    -----------------------------------
                                    J. William Grimes


                                    /s/ J. John D. Backe
                                    -----------------------------------
                                    John D. Backe


                                    /s/ Ted Carroll
                                    -----------------------------------
                                    Ted Carroll

                                  EXHIBIT INDEX

          Exhibit 1. Agreement and Plan of Merger, dated as of September 12, 2003, as amended, by and among ACE*COMM Corporation, a Maryland corporation, Ace Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of ACE*COMM Corporation, and i3 Mobile, Inc., a Delaware corporation, incorporated by reference to Exhibit 1 to the Schedule 13D, filed with the SEC on September 19, 2003.

          Exhibit 2. Affiliate Agreement, dated as of September 12, 2003, by and among ACE*COMM Corporation, and the stockholders of i3 Mobile, Inc. named on
Schedule I thereto who are directors, executive officers or other affiliates of i3 Mobile, Inc., incorporated by reference to Exhibit 1 to the Schedule 13D, filed with the SEC on September 19, 2003.

          Exhibit 99.1. Joint Filing Agreement, dated December 18, 2003, among BG Media Investors L.P., BG Media Investors LLC, J. William Grimes, John D. Backe and Ted Carroll (filed herewith).